Exhibit 99.1

October 19, 2020

PROTECT THE VALUE OF YOUR TESSCO INVESTMENT

REMOVE VALUE DESTRUCTIVE TESSCO BOARD MEMBERS

REFRESH THE BOARD WITH HIGHLY QUALIFIED AND INDEPENDENT DIRECTORS TO OVERSEE TESSCO’S TURNAROUND

CONSENT TO THE PROPOSALS ON THE WHITE CONSENT CARD TODAY!

Dear Fellow Shareholders:

As the largest shareholder of TESSCO Technologies Incorporated (“TESSCO” or the “Company”), holding approximately 18.5% of the outstanding shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), I am writing to ask you to provide your consent on the WHITE consent card to reconstitute the Company’s Board of Directors (the “Board”) by removing five current directors and replacing them with four highly qualified, independent nominees. With your support, this will be the first and most critical step toward stopping further value destruction and setting TESSCO back on track to restore — and then maximize — the value of your investment. I believe the current situation is unacceptable.

The Company has been my life’s work: I started TESSCO in 1975 and served as CEO and Chairman of the Board until September 2016, when I retired as CEO. Over my tenure as CEO, the Company grew to have a market cap of over $300 million, over six times1 its current value. I am troubled by the significant loss of value that shareholders have experienced since my retirement. Over the past five years, the Company’s shares have shed approximately 70% of their value.

There is substantial value to be realized at the Company. Yet despite the plummeting value and my repeated efforts to share my concerns and insights with the Company, the Board has remained complacent and has refused to make the necessary changes to return the Company to profitability. However, a reconstituted Board possessing significantly more relevant industry expertise, increased diversity, and greater shareholder representation will provide enhanced accountability to shareholders. The Board will then execute on a restored strategic plan, and ultimately put the Company back on the path to success.

Shareholders spoke loudly and clearly less than 90 days ago at the Company’s 2020 Annual Meeting (the “2020 Annual Meeting”), with sizable votes withheld against six directors — four of which barely received 50% of votes for their election to the Board. I believe the mandate is clear. For this reason, I have filed a definitive consent solicitation statement and accompanying WHITE consent card to be used to solicit consents, the ultimate effect of which, if successful, would be to reconstitute the Board through the removal of John D. Beletic, Jay G. Baitler, Paul J. Gaffney, Dennis J. Shaughnessy, and Morton F. Zifferer, Jr. (collectively, the “Subject Directors”) and to elect four highly qualified and independent director candidates — J. Timothy Bryan, John Diercksen, Emily Kellum (Kelly) Boss and Kathleen McLean (collectively, the “New Independent Directors”).

As part of this solicitation, I am also seeking your consent to amend the Company’s Sixth Amended and Restated By-Laws (the “Bylaws”) to (i) repeal any provision adopted after August 7, 2020 without the approval of shareholders and (ii) reduce the percentage of shareholders required to call a special meeting to 25% of the aggregate number of votes held by the shares of stock of all classes then outstanding and entitled to vote at a special meeting (which was the standard prior to the Subject Directors and other compliant Board members further entrenching themselves by recently amending the Bylaws without shareholder approval to increase the threshold to 50%).

Thus, I strongly urge you to “CONSENT” to the removal of the Subject Directors and “CONSENT” to the election of the New Independent Directors today by completing, signing, dating and returning the WHITE consent card using the enclosed postage-paid envelope today.

[1]	See October 18, 2013 closing price of $39.29/share multiplied by 8,230,450 shares outstanding on October 30, 2013 per TESSCO’s Annual Report on Form 10-Q filed November 8, 2013.

As the founder of the Company, I care deeply about its long-term success. Likewise, as an approximately 18.5% shareholder, my interests are directly aligned with yours.

Over these past 45 years, I have built a track record of significant value creation at the Company. My experiences have convinced me that the election of the New Independent Directors and implementation of a refreshed strategic plan and enhanced corporate governance practices are the only way to save the Company and provide a foundation to build value for all shareholders in the future.

WHAT IS WRONG WITH TESSCO?

Shareholders have paid dearly as a result of the governance and strategic failures of the Board and its unwillingness to course correct. This has never been more evident than the Board’s response to the shareholders following the 2020 Annual Meeting at which four of the Subject Directors received more than 48% dissenting votes, nearly forcing their resignation. Instead of acknowledging this significant expression of shareowners’ dissatisfaction, the Board opted instead to elect John Beletic, the director with the single highest level of dissenting votes at 49.94%, as Chairman of the Board. At the same meeting, the Board further entrenched itself by doubling the threshold required for shareholders to call a special meeting. When I sought to explore a basis for a constructive resolution before launching this campaign, the Board indicated to me that no director would step down as part of any settlement. Imagine the audacity to refuse to resign in the face of such an overwhelming shareholder voting mandate! What’s more, it appears that Board is engaging in yet additional entrenchment tactics to delay giving shareholders their opportunity to have their say in TESSCO’s future. In fact, we recently made a basic request for shareholder names and addresses so we can present our case to you. In response to this straightforward request, the Company took nearly two and a half weeks to work through its lawyers and advisors (amassing additional fees to shareholders) before finally agreeing to terms to furnish this information to us.

Should the Board continue to turn a blind eye to shareholder concerns, several critical operational issues will go unremedied, ultimately leading to further value destruction.

Misguided Market Focus and Margin Contraction

The Company must return to its roots of providing value-added, comprehensive technical solutions, and its focus on markets that appreciate the Company’s technical depth and experience. But instead of growing the Company’s highest margin vertical, Value Added Resellers and Integrators (“VAR Integrators”), and expanding revenues from self-maintained users like public utilities and railroads, the Company instead pursued revenue growth in its least profitable market, Public Carrier, investing dollars to barely make cents.

As a result, Public Carrier revenues as a percentage of all revenue have grown from 15.4% in FY17 to 40.7% as of Q1 2021.2 At the same time, Public Carrier gross margin dropped 43% to 9.5% in Q1 2021.3 By contrast, VAR Integrators margins have remained relatively flat since 2017, only experiencing a material decline in Q1 2021.4 Unfortunately, despite being the most profitable of TESSCO’s segments, VAR Integrators’ percentage contribution to total revenues has remained unchanged since 2017.5

Does the Board appreciate that this path is misguided? No. It has praised the “double digit first-quarter year-over year growth in the Public Carrier market,” while lamenting its inability to drive growth in the VAR Integrators market.6 This was not a misprint: the Board patted itself on the back for capital allocation decisions that were obviously value destructive. As most of the Company’s growth derives from the Public Carrier market, with limited pricing power, continuation of this pattern will predictably lead to continued margin contraction.

[2]	See TESSCO’s Annual Report on Form 10-K filed March 26, 2017 (“TESSCO 2017 Annual Report”) at p.30 and TESSCO’s Quarterly Report on Form 10-Q “(TESSCO 1Q21 Form 10-Q”) filed June 28, 2020 at p.13.
[3]	Id.
[4]	See TESSCO 2017 Annual Report at p.30; TESSCO Annual Report on Form 10-K filed March 29, 2020 (“TESSCO 2020 Annual Report”) at p.32; and TESSCO 1Q21 Form 10Q at p.13.
[5]	See TESSCO 2017 Annual Report at p.55 and TESSCO 2020 Annual Report at 58.
[6]	TESSCO press release, filed on a Current Report on Form 8-K on July 27, 2020.

Although some may assert that the Public Carrier market is more price sensitive than the VAR Integrators market, it is hard to reconcile the fact that Public Carrier margin dropped by 5.5X vis-à-vis VAR Integrators margins.7 I have repeatedly voiced my concerns about the Company’s pricing governance and pressed for more rigor around price setting and deal management. I have been ignored.

Information Technology Expenditures

Since 2019, the Company has spent $8 million on internal use software.8 Despite this significant outlay, the TESSCO.com website needs updating to be a more meaningful source of revenue and to better represent the Company. Moreover, much of the Company’s investment in SAP has yet to be fully implemented. Before the Company makes additional technology investments, the existing investments need to be rationalized and yield benefit.

Working Capital Mismanagement

The Company must conduct an extensive review of its inventory management system. Over the past two years, the Company has taken inventory write downs totaling over $20 million.9 This clear example of working capital mismanagement is unacceptable and speaks to the immediate need for corrective actions. Indeed, the amount of inventory written down since 2019 represents almost 80% of the Company’s currently outstanding line of credit balance!

In addition, a comparison of FY17 to FY20 shows that the Company’s days sales outstanding (which translates into the time it takes the Company to convert accounts receivable to cash) has increased 31%.10 These woes have been further exacerbated by an increase in the Company’s inventory turn time. The result is that on a combined basis, since 2017, the Company’s inventory-to-cash conversion cycle has increased by over half a month. Making matters worse is that during this timeframe, the Company’s margins continued to decline.

Growing Debt

The balance on the Company’s line of credit now exceeds $25 million. Stemming the tide of growing debt on the Company’s revolving line of credit must be a priority. While the Company touted that it “maintains a solid liquidity profile” because the “balance under the Company’s $75 million line of credit was approximately $25 million,”11 I believe that the measure of any company’s successful liquidity is based on free cash flow from net income rather than a company’s ability to borrow on credit. Unfortunately, this fundamental business principle appears to have been lost on the Subject Directors and the other compliant Board members.

The amount of debt amassed is particularly troubling when considering that the last time the Company had a net increase in cash and cash equivalents was 2016, my last full year as President and CEO, when we increased end of period cash by $9.36M.12 Over the past four years TESSCO has not improved its cash position in any year by more than $20,000.13 Simply put, surplus cash has been effectively non-existent. Even worse, the Company now states that it will incur an additional $950,00014 in expenses further entrenching the current Board, an amount that exceeds the Company’s cash on hand for the past three fiscal years combined by more than 9x.15 Absent significant improvements in business execution, the prospects for achieving a material reduction of this debt in the foreseeable future seem remote.

7	See TESSCO 2017 Annual Report at p.30 and TESSCO 1Q21 Form 10Q at p.13.
8	See TESSCO 2020 Annual Report at p.47.
9	Id at p. 33.
10	See TESSCO 2017 Annual Report at pp.43,45 and TESSCO 2020 Annual Report at pp.45,47.
11	See TESSCO Press release filed as an exhibit to TESSCO’s Current Report on Form 8-K on July 27, 2020 at p.2.
12	See TESSCO 2017 Annual Report at p.33.
13	See TESSCO 2020 Annual Report at p.35.

Marketing Mishaps

Lastly, we must fix our marketing and sales departments. The marketing team does not interface with other departments and has a flawed strategy, while the sales department does not effectively match resources properly. The Company’s customers, suppliers and shareholders all suffer from these current strategies.

THE PATH FORWARD FOR TESSCO

Based on my experience, the keys to turning the Company around are: (1) reconstituting the Board with new directors possessing significant experience pertinent to the Company’s future success; (2) increasing shareholder representation by adding two new directors proposed by unaffiliated large shareholders and (3) restoring the Company’s strategic direction of being a value-added supplier while driving shareholder value.

Step 1: Reconstituting the Board

The four New Independent Directors identified to replace the Subject Directors possess the necessary skills, relevant industry expertise and experiences to save the Company. They are of the highest caliber and their track records speak for themselves:

J. Timothy Bryan: Mr. Bryan’s extensive executive experience in key markets served by the Company will be a valuable addition. He currently serves as CEO of National Rural Telecommunications Cooperative, served as CEO of ICO Global Communications, a next generation satellite and terrestrial wireless company, and had previous senior leadership positions at other cable/telecom companies. He also served on the boards of Nextel Communications, Clearwire Communications, FirstNet, ARRIS International, OpenTV (a Liberty Media affiliate), Telekabel, ICO, A2000 and United Pan Europe Communications.

John Diercksen: Mr. Diercksen will bring a wealth of experience in telecommunications and strategy. Mr. Diercksen serves as a Senior Advisor at LionTree Investment Advisors, held the role of CEO of Beachfront Wireless, served as EVP of Strategy, Development, and Planning at Verizon Communications, and has held a number of senior financial and leadership positions at Verizon, Bell Atlantic and NYNEX, among other companies. Mr. Diercksen also serves on the public company boards of Popular, Inc. and Intelsat Corporation, while previously having served on the board of Harman International Industries.

Emily Kellum (Kelly) Boss: Ms. Boss will provide extensive senior level in-house legal, corporate governance and M&A guidance and insights. Ms. Boss is an attorney with extensive corporate legal experience with companies including Diageo plc, Georgia-Pacific, LLC and Energizer Holdings. In her most recent role, she served from 2015 to 2019 as the General Counsel for Energizer Holdings. In addition to her legal experience, Ms. Boss gained marketing and sales experience while at Diageo.

Kathleen McLean: Ms. McLean will provide extensive experience in consulting, technology, telecommunications and customer service for public companies. Since July 2016, Ms. McLean has been a consultant and coach for senior executives in global corporations, with previous roles as the Chief Information Officer at ADT, Inc. and FairPoint Communications, Inc. She also had previous senior leadership positions at Verizon Communications, Inc. and is a Governance Fellow of the National Association of Corporate Directors.

14	See TESSCO’s Definitive Consent Revocation, filed on Schedule 14A on October 15, 2020 at p.11.
15	See TESSCO 2020 Annual Report at p.47.

Step 2: Increasing Shareholder Representation

Provided that all five Subject Directors are removed and replaced by the four New Independent Directors, the reconstituted Board will seek to add two new directors selected by certain shareholders owning 5% or more of the shares outstanding. I believe that this will greatly enhance shareholder representation and transparency, and further align the Company’s interests with those of its owners.

Step 3: Restoring the Company’s Strategic Direction and Focusing on Execution Excellence

For the Company to be successful again, it must return to providing end-to-end wireless solutions to build, maintain and use networks and connectivity systems and leverage its unique resources to help customers navigate their business challenges and reduce their costs. The Company’s history and relationships in the telecommunication sector, coupled with the emergence of 5G technology, position the Company to benefit greatly, provided the right Board and leadership are in place.

A significant element of this plan is to leverage the industry expertise and talents represented by the reconstituted Board to implement these important steps quickly. While there is no guarantee that the New Independent Directors will embark upon this plan, below are my key focus areas:

Business Development and Sales Strategy

•	Review existing sales to ensure that sales resources are effectively and efficiently pursuing appropriate opportunities

•	Focus on delivering comprehensive, “end-to-end” solutions

•	Increase emphasis on providing comprehensive value-added solutions with refined industry-specific attention on the “self-maintained” customer

•	Maximize profits across specific markets by reinstituting market-centric sales and marketing teams and dedicating resources based on the unique characteristics and buying behaviors of specific markets including: (i) VAR/Integrators; (ii) Private Networks; (iii) Government; (iv) Data Centers; (v) Public Carrier; and (vi) Retail.

•	Realign sales compensation plans to improve margins

•	Ensure that all sales opportunities are effectively resourced and properly constructed to increase the Company’s market share

•	Increase emphasis on providing comprehensive value-added solutions with refined industry-specific attention on the “self-maintained” customer

Expense Improvement / Discipline

•	Identify, prioritize and rationalize all cost drivers to ensure optimization

•	Closely scrutinize and restructure, as necessary, contract and lease terms and conditions

•	Review salaries, benefits, compensation plans and other employee expenses to make certain they are market competitive and highly correlated to corporate goals

•	Focus relentlessly on cost reduction and maintenance

Marketing and Inventory Management

•	Restore the Company’s brand image by effectively communicating and demonstrating its ability to address customers’ business needs

•	Position Ventev Innovations as a best-in-class developer and manufacturer of high-quality accessories and network equipment

•	Evaluate product life cycle management processes for Ventev products to ensure that this important potential source of incremental margin is maximized

•	Establish rigorous governance around pricing and terms

•	Undertake a root cause analysis and make changes to avoid future excess and obsolete inventory write downs

Technology

•	Refocus the Company’s technology and software expenditures to ensure they yield the needed digital transformation

•	Restore TESSCO.com as a viable sales channel capable of making substantive contributions to revenue and margin increase, given the increase in business-to-business (B2B) purchases going online due to COVID-19

•	Extensively modify TESSCO.com to enable customers to quickly create a bill of material and/or an order for an end-to-end product solution using large and small components

•	Halt investment in SAP until a clear plan is articulated for the expected impact of the improvements and return on investment

DON’T BE MISLED BY SCARE TACTICS

While the Subject Directors may try to spin my actions as attempting to take control of the Company, don’t be fooled. Mr. Beletic and the Subject Directors, along with a host of overpaid advisors, may seek to use every page in the activist defense playbook to defend their jobs on your dime. They cannot tout the performance of the Company, so they may use scare tactics, buzz words or generic plans conceived by advisors after the Board has been publicly called to task.

The Subject Directors might also try to wage wasteful litigation — on the dime of all shareholders — to prevent us from achieving our goal of reconstituting the Board and salvaging your investments in the Company. We are therefore putting the Subject Directors on notice that we intend to hold them individually accountable to the extent they decide to wage spurious litigation, whether as a delay tactic or otherwise.

To set the record straight, I have no desire to take the Company private. My only interest is to do whatever it takes to stabilize the Company and grow shareholder value. Though I once had interest in a going-private transaction, that was after I witnessed (over a multi-year period) the Board’s refusal to take the steps necessary to save the Company, despite constant recommendations of a better path forward. Only then did I communicate a willingness to facilitate a transaction, and only if it would be necessary to turn the Company around. My goal is and has always been to reposition the Company and ensure its performance improves. It is my firm belief that this will only happen after the removal and replacement of the Subject Directors with the New Independent Directors whose focus will be to create and grow shareholder value.

VOTE ON THE WHITE CONSENT CARD TO SAVE
TESSCO

There is significant value to be realized at the Company, and I am confident that the New Independent Directors are the right candidates to help reverse the downward trend in the Company’s performance and deliver this value to shareholders. Thus, I strongly urge you to “CONSENT” to the removal of the Subject Directors and “CONSENT” to the election of the New Independent Directors today by completing, signing, dating and returning the WHITE consent card using the enclosed postage-paid envelope today.

If you have any questions or need assistance in submitting your consent, please contact Harkins Kovler, LLC, which is assisting with the solicitation of your consent by telephone at +1 (212) 468-5380 (call collect) or toll-free at +1 (800) 257-3995 or by email at SAVETESSCO@harkinskovler.com.

Very truly yours,

Robert “Barney” Barnhill, Jr.

Important Additional Information

Mr. Barnhill, the New Independent Directors, UA 6-9-2016 Robert B. Barnhill, Jr. Rev Trust, RBB-TRB LLC, a Maryland limited liability company (“RBB-TRB”), RBB-CRB LLC, a Maryland limited liability company (“RBB-CRB”), Robert B Barnhill Jr & Janet W Barnhill Tr FBO Durkin Slattery Barnhill Trust, Janet W Barnhill Tr UA 6 9 2016 Janet W Barnhill Rev Trust, Winston Foundation, Incorporated, a Maryland corporation, and Donald Manley (the “Participants” or “We”) are participants in the potential solicitation of consents from the Company’s shareholders to remove the Subject Directors and elect the New Independent Directors to fill four of the resulting vacancies (as well as to amend the Bylaws proposed in connection therewith). We have filed a definitive consent solicitation statement and a WHITE consent card with the Securities and Exchange Commission (the “SEC”) in connection with any such solicitation of proxies from the Company’s shareholders.

SHAREHOLDERS OF THE COMPANY ARE STRONGLY ENCOURAGED TO READ THE DEFINITIVE CONSENT SOLICITATION STATEMENT, ACCOMPANYING WHITE CONSENT CARD AND ALL OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS THEY CONTAIN IMPORTANT INFORMATION. UPDATED INFORMATION REGARDING THE IDENTITY OF POTENTIAL PARTICIPANTS AND THEIR DIRECT OR INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, IS SET FORTH IN THE DEFINITIVE CONSENT SOLICITATION STATEMENT AND OTHER MATERIALS FILED WITH THE SEC. Shareholders can obtain the definitive consent solicitation statement and any amendments or supplements to the definitive consent solicitation statement filed by the Participants with the SEC at no charge at the SEC’s website at www.sec.gov. Copies will also be available, without charge, on request from the Participants’ proxy solicitor, Harkins Kovler, LLC at +1 (800) 257-3995 or via email at SaveTESSCO@HarkinsKovler.com.

Certain Information Regarding the Participants

Mr. Barnhill is the founder, former Chairman of the Board and the largest shareholder of the Company.

Mr. Barnhill beneficially owns 1,620,387 shares of Common Stock (approximately 18.5% of the outstanding shares), which includes 11,503.5 shares that Mr. Barnhill owns directly and the shares owned by the following Participants: UA 6-9-2016 Robert B. Barnhill, Jr. Rev Trust owns 1,265,882 shares of Common Stock, RBB-TRB, LLC owns 109,125 shares of Common Stock, RBB-CRB, LLC owns 109,125 shares of Common Stock, Robert B Barnhill Jr & Janet W Barnhill Tr FBO Durkin Slattery Barnhill Trust, owns 30,750 shares of Common Stock, Janet W Barnhill Tr UA 6 9 2016 Janet W Barnhill Rev Trust owns 67,500 shares of Common Stock, and the Winston Foundation, Incorporated owns 26,500 shares of Common Stock. Mr. Barnhill is the sole manager of RBB-TRB and RBB-CRB, a trustee of the UA 6-9-2016 Robert B. Barnhill, Jr. Rev Trust and the Robert B Barnhill Jr & Janet W Barnhill Tr FBO Durkin Slattery Barnhill Trust and a director of the Winston Foundation, Incorporated. Mr. Barnhill’s spouse is a trustee of the Janet W Barnhill Tr UA 6 9 2016 Janet W Barnhill Rev Trust. The percentage of Mr. Barnhill’s stock ownership is based on the 8,760,562 shares of Common Stock outstanding as of October 13, 2020, as reported in the Company’s Consent Revocation Statement on Schedule 14A, filed with the SEC on October 15, 2020. Christopher Barnhill may be considered a Participant in the solicitation but is no longer providing any assistance with respect to the solicitation and does not currently beneficially, directly or indirectly own any securities of the Company.

None of the Participants (other than Mr. Barnhill) currently beneficially, directly or indirectly own any securities of the Company.